SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                      GLOBALSTAR TELECOMMUNICATIONS LIMITED
                      _____________________________________
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    G3930H104
                                 ______________
                                 (CUSIP Number)

                                December 31, 1999
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         Continued on following page(s)
                               Page 1 of 15 Pages

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 2 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                   0
    Shares
Beneficially               6       Shared Voting Power
 Owned By                                    0
     Each
 Reporting                 7       Sole Dispositive Power
   Person                                    0
    With
                           8        Shared Dispositive Power
                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  OO; IV

/1/      See Item 2(a).  Position as of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 3 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                   0
    Shares
Beneficially               6       Shared Voting Power
 Owned By                                    0
     Each
 Reporting                 7       Sole Dispositive Power
   Person                                    0
    With
                           8        Shared Dispositive Power
                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  PN; IA

/1/      See Item 2(a).  Position as of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 4 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                   0
    Shares
Beneficially               6       Shared Voting Power
 Owned By                                    0
     Each
 Reporting                 7       Sole Dispositive Power
   Person                                    0
    With
                           8        Shared Dispositive Power
                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  CO

/1/      See Item 2(a).  Position as of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 5 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUASAR STRATEGIC PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                   0
    Shares
Beneficially               6       Shared Voting Power
 Owned By                                    0
     Each
 Reporting                 7       Sole Dispositive Power
   Person                                    0
    With
                           8        Shared Dispositive Power
                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  OO; IV

/1/      See Item 2(a).  Position as of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 6 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                   4,200,000
    Shares
Beneficially               6       Shared Voting Power
 Owned By                                    0
     Each
 Reporting                 7       Sole Dispositive Power
   Person                                    4,200,000
    With
                           8        Shared Dispositive Power
                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  4.38%

12       Type of Reporting Person*

                  OO; IA

/1/      Position as of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 7 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                   0
    Shares
Beneficially               6       Shared Voting Power
 Owned By                                    4,200,000
     Each
 Reporting                 7       Sole Dispositive Power
   Person                                    0
    With
                           8        Shared Dispositive Power
                                             4,200,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  4.38%

12       Type of Reporting Person*

                  IA

/1/      Position as of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 8 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
Number of                                   914,250
  Shares
Beneficially               6       Shared Voting Power
 Owned By                                   4,200,000
  Each
 Reporting                 7       Sole Dispositive Power
  Person                                    914,250
   With
                           8        Shared Dispositive Power
                                            4,200,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,114,250 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                  5.33%

12       Type of Reporting Person*

                  IA

/1/      Position of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 9 of 15 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
Number of                                   914,250
  Shares
Beneficially               6       Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7       Sole Dispositive Power
  Person                                    914,250
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            914,250 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  .95%

12       Type of Reporting Person*

                  OO; IA

/1/      Position as of February 10, 2000.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 15 Pages



Item 1(a)         Name of Issuer:

                  Globalstar Telecommunications Limited ("Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  (ii)     Mr. George Soros ("Mr. Soros");

                  (iii)    Mr. Stanley F. Druckenmiller  ("Mr.  Druckenmiller");
                           and

                  (iv) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                  As a result of the disposition of all of the Shares (as defined herein) held for the account of Quantum Industrial Partners ("QIP"), QIP, QIH Management Investor, L.P. and QIH Management, Inc. may no longer be deemed the beneficial owners of any Shares (as defined herein). As a result of the disposition of all of the Shares (as defined herein) held for the account of Quasar Strategic Partners LDC ("Quasar Strategic"), Quasar Strategic may no longer be deemed the beneficial owner of any Shares (as defined herein).

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and the Duquesne LLC Clients (as defined herein).

                  SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

                                                             Page 11 of 15 Pages


Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen;

                  iii)     Mr. Druckenmiller is a United States citizen; and

                  iv) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $1.00 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           G3930H104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 10, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner of the 4,200,000 Shares held for the account of Quantum Partners.

                  (ii) Mr. Druckenmiller may be deemed to be the beneficial owner of 5,114,250 Shares. This number consists of
                           (A) 4,200,000 Shares held for the account of Quantum Partners and (B) 914,250 Shares held for the accounts of the Duquesne LLC Clients.

                  (iii) Duquesne LLC may be deemed the beneficial owner of the 914,250 Shares held for the accounts of the Duquesne LLC Clients.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.38% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 5.33% of the total number of Shares outstanding.

                                                             Page 12 of 15 Pages


                  (iii) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately .95% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                   4,200,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      4,200,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 4,200,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    4,200,000

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                     914,250

     (ii)  Shared power to vote or to direct the vote:                 4,200,000

     (iii) Sole power to dispose or to direct the disposition of:        914,250

     (iv)  Shared power to dispose or to direct the disposition of:    4,200,000

     Duquesne LLC
     ------------

     (i)   Sole power to vote or to direct the vote:                     914,250

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        914,250

     (iv)  Shared power to dispose or to direct the disposition of:            0

Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

                                                             Page 13 of 15 Pages


Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (ii)     The   Duquesne   LLC   Clients   have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their account.

                  Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the account of the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held directly for the account Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 14 of 15 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000                    QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:      /S/ MICHAEL C. NEUS
                                                     ---------------------------
                                                     Michael C. Neus
                                                     Attorney-in-Fact


Date:  February 10, 2000                    QIH MANAGEMENT INVESTOR, L.P.

                                            By:      QIH Management, Inc.,
                                                     its General Partner


                                                     By:    /S/ MICHAEL C. NEUS
                                                            -------------------
                                                            Michael C. Neus
                                                            Vice President


Date:  February 10, 2000                    QIH MANAGEMENT, INC.


                                            By:      /S/ MICHAEL C. NEUS
                                                     --------------------------
                                                     Michael C. Neus
                                                     Vice President



Date:  February 10, 2000                    QUASAR STRATEGIC PARTNERS LDC


                                            By:      /S/ MICHAEL C. NEUS
                                                     --------------------------
                                                     Michael C. Neus
                                                     Attorney-in-Fact


Date:  February 10, 2000                    SOROS FUND MANAGEMENT LLC


                                            By:      /S/ MICHAEL C. NEUS
                                                     --------------------------
                                                     Michael C. Neus
                                                     Assistant General Counsel

                                                             Page 15 of 15 Pages


Date:  February 10, 2000                    GEORGE SOROS


                                            By:      /S/ MICHAEL C. NEUS
                                                     --------------------------
                                                     Michael C. Neus
                                                     Attorney-in-Fact


Date:  February 10, 2000                    STANLEY F. DRUCKENMILLER


                                            By:      /S/ MICHAEL C. NEUS
                                                     --------------------------
                                                     Michael C. Neus
                                                     Attorney-in-Fact


Date:  February 10, 2000                    DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By:      /S/ GERALD KERNER
                                                     --------------------------
                                                     Gerald Kerner
                                                     Managing Director